Sit Developing Markets Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled or operating in a developing market.

Countries or regions are selected for investment opportunities, based on several factors, including:

- economic, social, and political trends
- earnings outlook
- market liquidity
- fiscal and monetary policy, as well as currency exchange rate expectations

After careful review of these factors, we consider companies exhibiting:

- unique products or services
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SDMGX
CUSIP: 82980D-40-0

Fund Details

Investment Style: Emerging Markets
Inception Date: 7/1/94
Minimum Investment: $5,000
Expense Ratio: 2.00%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Eugene C. Sit, CFA
Roger J. Sit
Raymond E. Sit

As of 3/31/07

Total Net Assets: $15.3 Million

Sit Developing Markets Growth Fund Average Annual Total Return (%)	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Developing Markets Growth[1]	3.24	21.23	26.18	19.39	6.60	6.43
MSCI Emerging Markets Index	1.79	17.93	24.44	21.46	6.09	5.33

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

Electronic Technology	13.2%
Finance	13.2
Communications	12.4
Non-Energy Minerals	12.1
Energy Minerals	10.0
Consumer Services	7.9
Utilities	7.5
Sectors Less Than 7%	22.4
Cash Equivalents	1.3

Portfolio Structure By Region

Asia	62.6%
Latin America	24.4
Europe	5.9
Africa/Middle East	4.6
North America	1.2
Cash & Other Net Assets	1.3

Portfolio Ten Largest Holdings

1. Samsung Electronics
2. America Movil, A.D.R.
3. Companhia Vale do Rio Doce, A.D.R.
4. Petroleo Brasliero
5. BHP Billiton, Ltd., A.D.R.
6. Hon Hai Precision, G.D.R.
7. China Mobile, Ltd.
8. Ports Design, Ltd.
9. Shinhan Financial Group
10. Wal-Mart de Mexico

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) International investing has special risks, such as currency exchange fluctuations, high volitility, illiquidity and the possibility of policital instability.